Exhibit 8.1

Subsidiaries of the Registrant

The following table sets forth, at December 31, 2013, the Registrant’s subsidiaries and their respective jurisdictions of incorporation.

Name	Jurisdiction
Tiger Media Global Limited	BVI
Tiger Media Investments Limited	BVI
Shanghai Tiger Shangda Management Consulting Co., Ltd.	China
Shanghai Tiger Yaoyang Advertising Co., Ltd.	China
Tiger Media Limited	HK